                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)



    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                               (AMENDMENT NO. 69)

                           Santa Fe Gaming Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    80190410
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                   Paul W. Lowden, Santa Fe Gaming Corporation
--------------------------------------------------------------------------------
      4949 North Rancho Drive, Las Vegas, Nevada 89130-3505, (702) 658-4300
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 15, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /x/.

                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------------------------

         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 5 Pages)

  ------------------                                    -----------------
  CUSIP No. 80190410              13D                   Page 2 of 5 Pages
  ------------------                                    -----------------
--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Paul W. Lowden
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRTIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                        (b) / /
           N/A
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS

           PF, WC
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         / /
           PURSUANT TO ITEMS 2(d) OR 2(e)

           N/A
--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               4,513,275 (rounded up to nearest whole share)
                      ----------------------------------------------------------
    NUMBER OF           8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY                 0
    OWNED BY          ----------------------------------------------------------
      EACH              9      SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                    4,513,275 (rounded up to the nearest whole share)
      WITH            ----------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,513,275 (rounded up to the nearest whole share)
--------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           / /
           CERTAIN SHARES

           N/A
--------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           68.85%
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

  ------------------                                    -----------------
  CUSIP No. 80190410              13D                   Page 3 of 5 Pages
  ------------------                                    -----------------

         This Amendment No. 69 amends and supplements the Schedule 13D, as amended through August 20, 1999 (the "Schedule 13D"), of Mr. Paul W. Lowden, relating to the shares of common stock, par value $.01 per share (the "Common Stock"), of Santa Fe Gaming Corporation (the "Company"), a Nevada corporation, filed pursuant to Rule 13d-2 of Regulation 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company, formerly known as Sahara Gaming Corporation ("Sahara Gaming"), a publicly traded Nevada corporation, is the successor corporation of two affiliates, Sahara Resorts ("Sahara Resorts"), a Nevada corporation, and Sahara Casino Partners. L.P. (the "Partnership"), a Delaware limited partnership, which combined in a business combination in September 1993 (the "Reorganization").

         In September 1993, (i) the Partnership was converted into corporate form through the merger of the Partnership with and into Sahara Gaming (the "Partnership Merger"), as a result of which Sahara Gaming was the surviving entity, and (ii) Sahara Resorts was merged into Sahara Merger Corp. ("Merger Corp."), a Nevada corporation wholly-owned by Sahara Gaming, as a result of which Sahara Resorts was the surviving corporation wholly-owned by Sahara Gaming. At the time of the Reorganization, Sahara Resorts was the holding company for a majority interest in the Partnership and its operations. As a result of the Reorganization, Sahara Gaming succeeded to all of the assets and liabilities of the Partnership and Sahara Resorts and was the successor issuer of Sahara Resorts for purposes of Rule 414 under the Securities Act of 1933, as amended. In 1996, Sahara Gaming changed its name to Santa Fe Gaming Corporation (the "Company").

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

         The response to Item 5 is hereby amended as set forth below. Item 5(c) has been amended to reflect additional acquisitions made by Mr. Lowden's wholly owned corporation, LICO, since Mr. Lowden's Amendment No. 68 to
Schedule 13D was filed with the Securities and Exchange Commission on August 20, 1999.

         (a) Mr. Lowden beneficially owns 4,513,275 shares of Common Stock, or 68.85% of the outstanding Common Stock of the Company. Of the 4,513,275 shares beneficially owned by Mr. Lowden, Mr. Lowden has the right to acquire 359,510 of the shares under stock options which have been granted to him pursuant to the Company's employee stock option plan and which are exercisable currently.

         (b) Mr. Lowden has sole voting and dispositive power with respect to 4,513,275 shares of Common Stock, or 68.85% of the outstanding Common Stock of the Company.

         (c) Set forth below are acquisitions of Common Stock by LICO since August 6, 1999. Mr. Lowden is the 100% shareholder of LICO, which is a shareholder of the Company. Pursuant to Rule 13d-3(a) of the Exchange Act, because of Mr. Lowden's relationship to LICO, Mr. Lowden is deemed to be the indirect beneficial owner of Common Stock purchased by LICO. Since August 6, 1999 LICO acquired 165,000 shares of Common Stock through open market transactions.

  ------------------                                    -----------------
  CUSIP No. 80190410              13D                   Page 4 of 5 Pages
  ------------------                                    -----------------


         DATE              NUMBER OF SHARES PURCHASED/ACQUIRED              PRICE PER SHARE
         ----              -----------------------------------              ---------------
         8/20/99                          5,000                                   .97
         11/23/99                         5,000                                   .75
         11/24/99                         2,500                                  1.00
         11/26/99                        10,000                                  1.00
         11/29/99                         7,500                                  1.00
         12/2/99                          5,000                                  1.00
         12/3/99                         10,000                                   .94
         12/6/99                         10,000                                   .91
         12/8/99                          5,000                                   .81
         12/15/99                        10,000                                   .72
         12/17/99                        15,000                                   .88
         12/28/99                        10,000                                   .63
         12/29/99                         6,000                                   .72
         12/30/99                        15,000                                   .72
         1/3/00                           4,000                                   .69
         1/12/00                         15,000                                   .63
         1/12/00                          5,000                                   .56
         1/13/00                         25,000                                   .69
                                         ------
  Total                                 165,000
                                        =======

------------------------------

         (d) Suzanne Lowden has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 271 shares of Common Stock registered in her name, as well as 2,125 shares of Common Stock registered in her name as custodian for Mr. and Mrs. Lowden's son, Paul W. Lowden, IV, and 2,396 shares of Common Stock registered in her name as custodian for Mr. and Mrs. Lowden's son, William Lowden. Mr. Lowden disclaims beneficial ownership of such shares.

         (e)      Not Applicable.

  ------------------                                    -----------------
  CUSIP No. 80190410              13D                   Page 5 of 5 Pages
  ------------------                                    -----------------

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 69 to
Schedule 13D is true, complete and correct.

Dated:  January 27, 2000

                                            By:  /s/ Paul W. Lowden
                                               ------------------------------
                                                     Paul W. Lowden